GOODWIN PROCTER	Robert E. Puopolo 617.570.1393 rpuopolo@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 21, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:    Pamela A. Long

Re:
Metabolix, Inc.
Amendment No. 1 to the Registration Statement on Form S-1 filed August 31, 2006
File No. 333-135760

Dear Ladies and Gentleman:

        This letter is being furnished on behalf of Metabolix, Inc. (the "Company") in response to comments in the letter dated September 13, 2006 (the "Letter") from Pamela A. Long of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to James J. Barber, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement") that was filed with the Commission on August 31, 2006. Amendment No. 2 to the Registration Statement ("Amendment No. 2"), including the prospectus contained herein, is being filed on behalf of the Company with the Commission on September 21, 2006.

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 2 as marked. Copies of this letter and its attachments are being sent under separate cover to Brigitte Lippmann of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

Metabolix. Inc., page 1

1.
We note your response to comment 9 of our letter dated August 10, 2006. Please revise your third paragraph on page 1 to disclose the second sentence of your response.

  RESPONSE: The Company advises the Staff that page 1 of the prospectus has been revised in response to the Staff's comment.

2.
We reissue comment 12 of our letter dated August 10, 2006. Disclose in the first paragraph of this section that since 1992 you have been engaged solely in research and developmental activities and that you currently do not produce commercial products. Your current disclosure that you are a leading biotechnology company gives the impression that you have operations for commercial products.

  RESPONSE: The Company advises the Staff that page 1 of the prospectus has been revised in response to the Staff's comment.

3.
We note your response to comment 14 of our letter dated August 10, 2006. Please highlight the information in the supplemental materials that form the basis for your assertion that you are a leading biotechnology company that develops and plans to commercialize alternatives to petrochemical based plastics.

  RESPONSE: The Company advises the Staff that pages 1, 33 and 48 of the prospectus has been revised to remove the word "leading".

Risks Associated with Our Business, page 3

4.
We note your response to comment 15 of our letter dated August 10, 2006. Add disclosure that for each of your major research and development projects you are unable to estimate:

  •
  The costs incurred to date for the project;

  •
  The anticipated completion dates; and

  •
  The period in which material net cash inflows from significant projects are expected to commence.

  RESPONSE: The Company advises the Staff that page 3 of the prospectus has been revised in response to the Staff's comment.

5.
In addition, please also quantify and state the net losses you have incurred.

  RESPONSE: The Company advises the Staff that page 4 of the prospectus has been revised in response to the Staff's comment.

6.
We note your new bullet six on page 3 under this subheading. Please revise to explain the risks associated with the termination provisions in your agreements with ADM and ADM's subsidiary and the anticipated termination provisions in your agreements with future collaborative partners. We note your disclosure in the risk factor on page 11 concerning termination "for no reason and on limited notice." In addition, please clarify in your risk factor on page 11 and elsewhere in your document as necessary the time period associated with this "limited notice."

  RESPONSE: The Company advises the Staff that pages 3 and 11 of the prospectus has been revised in response to the Staff's comment.

7.
Disclose that management will have broad discretion over the use of proceeds.

  RESPONSE: The Company advises the Staff that page 4 of the prospectus has been revised in response to the Staff's comment.

Special Note Regarding Forward-Looking Statements, page 26

8.
We note your response to comment 22 of our letter dated August 10, 2006. Please delete the language on page 101 that the information is inherently imprecise.

  RESPONSE: The Company advises the Staff that page 102 of the prospectus has been revised in response to the Staff's comment.

Use of Proceeds, page 27

9.
We note your response to comment 23 of our letter dated August 16, 2006. We reissue this comment. Please quantify and state the amount of net proceeds you anticipate using for each of the purposes listed.

  RESPONSE: The Company advises the Staff that page 27 of the prospectus has been revised in response to the Staff's comment.

Business, page 48

10.
We note your response to comment 30 of our letter dated August 10, 2006. Please disclose in greater detail the significant terms and characteristics of the ADM agreements and the MIT license agreement, including the various elements of products and services to be delivered by each party, the contract period, payment terms and amounts, obligations of the parties, events and circumstances that trigger milestone payments, and termination provisions.

  RESPONSE: The Company advises the Staff that pages 56 through 58 of the prospectus has been revised in response to the Staff's comment.

Financial Statements

Consolidated Statements of Cash Flows. page F-6.

11.
You disclosed an increase in Other Assets of $842,947 in your statements of cash flows. Please tell us the material assets and the amounts of the material assets that comprise Other Assets. Please also tell us why you have classified the increase within cash flows from operating activities. Please refer to SFAS 95.

  RESPONSE: As of June 30, 2006, Other Assets were primarily comprised of $882,473 of costs incurred in connection with the anticipated public offering of our common stock and $25,000 in long term deposits. Such costs have been capitalized on our balance sheet and included in cash flows from operations during the six months ended June 30, 2006. We reviewed Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows" with particular focus on paragraphs 18-20 which provide the guidance of what constitutes cash flows from financing activities. We did not note any specific guidance with respect to the classification of costs incurred in anticipation of an offering of common stock. Given this lack of specific guidance, we believe that the most appropriate classification of such cash outflow is as an operating activity.

  In addition, to increase the transparency within the financial statements, we have disclosed in footnote 2 to the financial statements, the amount of offering costs included within other assets as of June 30, 2006 and the related effect on operating cash flows for the six month period then ended.

Note 11—Stock Compensation Plans, page F-33

12.
We have reviewed your response to comment 46 of our letter dated August 16, 2006. Please provide us with the December 2005 and June and July 2006 valuation reports, including all significant assumptions, as well as the option-pricing analysis supporting the allocation of enterprise value between classes of equity.

  RESPONSE: The Company advises the Staff that we have provided, under separate cover dated September 14, 2006, the independent valuation reports prepared as of December 31, 2005, June 9, 2006 and July 28, 2006.

13.
Please tell us the value attributed to each option issuance during 2006 and indicate the basis for all significant assumptions, including:

  •
  The assumed volatility used to determine the fair value of each stock option issuance,

  •
  The listing of comparable public companies used to estimate the volatility of your stock options, their assumed volatility, the term over which you computed the volatility of these comparable companies and why you believe these companies are comparable,

  •
  The assumed expected term, the vesting term and the contractual term of each stock options issuance,

  •
  The assumed discount due to lack of marketability, if any, of each stock option issuance,

  •
  Objective and reliable documentation to support any discount for lack of marketability, and

  •
  A comprehensive explanation of the justification for any changes in the assumed volatility, expected term and marketability discounts, if any, at each relevant date.

  RESPONSE:

        The basis for significant assumptions in computing the value attributed to each of the stock option issuance is as follows:

Volatility:

        The Company used four comparable companies (Diversa Corporation, Senomyx, Inc., Martek Biosciences Corporation and Symyx Technologies, Inc.) to evaluate stock volatilities. While none of them are direct competitors of the Company, they are all engaged in developing advanced biotechnology for industrial or consumer product type applications excluding pharmaceuticals. Diversa Corporation is engineering novel enzymes for various products and processes. Senomyx, Inc. is developing proprietary flavor ingredients using biotechnology. Martek Biosciences Corp. produces a patented bioproduct from algae to be used as an additive for baby formula. Symyx Technologies, Inc. uses combinatorial chemistry to develop novel catalysts for industrial processing applications. These companies are generally small to mid-capitalization companies that derive considerable funding from partnering their technology. Investors who understand and buy the stocks of these companies are ones who, in our view, would be interested in the Company as a prospective investment.

Company Name	Assumed Volatility	5 year computed volatility *	Expected Term used by the respective company
Diversa Corporation	61%	63%	5 years
Senomyx, Inc.	60%	54%	6.08 years
Martek Biosciences Corp.	61%	61%	5 years
Symyx Technologies, Inc.	52.5%	61%	5 years

*
Since IPO on 6/22/04 for Senomyx, Inc.

        The Company based the assumed volatility rate on a review of historical volatilities for a 5 year term for the above companies, except that in the case of Senomyx, the Company used the historical available prices since Senomyx's IPO on June 22, 2004. The Company also reviewed the computed volatilities for these companies over 6 year periods and the range was 62% to 71%. The Company then adjusted the volatility to 75% to anticipate increased expected volatility associated with being a newly public company.

Expected Term:

        The Company used an assumed expected term of 6.0625 years based on the Simplified Method as allowed by SAB 107 for "plain vanilla" options. The Company issued options to employees during 2006 with quarterly vesting over 4 years from the start of employment. The Company also issued options to one director that were fully vested upon issuance. The contractual term for all options issued during 2006 was 10 years from the date of grant.

Discounts due to lack of marketability:

        The Company did not use any assumed discounts due to the lack of marketability in the calculation of the fair value of each option. In determining the fair value of our common stock, we assumed a 10% discount due to the lack of marketability. Please see our valuation reports provided in response to question 12 for more information.

        The Company used the same assumed volatility and expected term for all the stock option issuances during 2006. The effect of not utilizing a shorter term in the valuation of the one grant with non-standard vesting provisions was immaterial.

        Fair value of stock options issued to employees is as follows:

Date	Fair Value
01/05/06	$1.08
01/19/06	$1.08
02/01/06	$1.09
04/13/06	$1.91
04/24/06	$1.91
06/13/06	$2.91
06/20/06	$3.44
08/03/06	$5.01

        If you require any additional information, please telephone either John M. Mutkoski at (617) 570-1073 or the undersigned at (617) 570-1393.

Sincerely,
/s/ ROBERT E. PUOPOLO Robert E. Puopolo
cc:
James J. Barber, Metabolix, Inc.
Thomas G. Auchincloss, Jr., Metabolix Inc.
Aninda Katragadda, Metabolix, Inc.
John M. Mutkoski, Esq.
Christopher J. Denn, Esq.